CONSENT OF AUTHOR

September 26, 2008

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Toronto Stock Exchange
American Stock Exchange
United States Securities and Exchange Commission

Dear Sirs/Mesdames:

Re:	Alexco Resource Corp.
Annual Information Form dated September 26, 2008 (the "AIF")

The undersigned hereby consents to being named as a professional person in the AIF and authorize the use of the information represented in the AIF as having been prepared by me or under my supervision.

I hereby expressly consent to the filing of this consent with the United States Securities and Exchange Commission as part of the Company’s Annual Report on Form 40-F, filed on September 26, 2008, and any amendment thereto.

Sincerely,

/s/ Stanton Dodd
Stanton Dodd, P.Geo